Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to
which this proxy form relates[1]

Second Form of Proxy for 2017 Second Extraordinary General Meeting

I/We2,___________________________________________________________________________________, residing at __________________________________________________________________________________, being the registered holder of3 _______________________________________________________ ordinary shares of the Company, HEREBY APPOINT4, _____________________________________________________________________________________, residing at _______________________________________________________________________________ as my/our proxy/proxies to attend on my/our behalf the 2017 second extraordinary general meeting (the “EGM”) of China Southern Airlines Company Limited (the “Company”) to be held at the No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 2:30 p.m., on Wednesday, 20 December 2017 and to act and vote on my/our behalf at the EGM in respect of the resolution listed below, in accordance with my/our instructions below5.

Ordinary Resolutions		For[5]	Against[5]	Abstain[5]
1.	To consider and approve the 2018-2019 finance and lease service framework agreement entered into between the Company and CSA International Finance Leasing Co., Ltd.
2.	the resolution regarding the emoluments of the independent non-executive Directors for the 8th session of the Board.

Ordinary Resolutions (by accumulative voting method)		For[5]	Against[5]	Abstain[5]
3.00	the resolution regarding the election of executive Directors for the 8th session of the Board:
3.01	the resolution regarding the election of Mr. Wang Chang Shun as an executive Director of the 8th session of the Board.
3.02	the resolution regarding the election of Mr. Tan Wan Geng as an executive Director of the 8th session of the Board.
3.03	the resolution regarding the election of Mr. Zhang Zi Fang as an executive Director of the 8th session of the Board.
4.00	the resolution regarding the election of independent non-executive Directors for the 8th session of the Board:
4.01	the resolution regarding the election of Mr. Zheng Fan as an independent non-executive Director of the 8th session of the Board.
4.02	the resolution regarding the election of Mr. Gu Hui Zhong as an independent non-executive Director of the 8th session of the Board.
4.03	the resolution regarding the election of Mr. Tan Jin Song as an independent non-executive Director of the 8th session of the Board.
4.04	the resolution regarding the election of Mr. Jiao Shu Ge as an independent non-executive Director of the 8th session of the Board.

Ordinary Resolutions (by accumulative voting method)		For[5]	Against[5]	Abstain[5]
5.00	the resolution regarding the election of shareholder representative Supervisors for the 8th session of the Supervisory Committee:
5.01	the resolution regarding the election of Mr. Pan Fu as a shareholder representative Supervisor of the 8th session of the Supervisory Committee.
5.02	the resolution regarding the election of Mr. Li Jia Shi as a shareholder representative Supervisor of the 8th session of the Supervisory Committee.

Signature[7]:	Date:

Notes:

1.	Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3.	Please insert the number of all the shares in the Company registered in your name(s).

4.	If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5.	If you wish to vote for any of the resolutions, please insert a “✔” in the box marked “FOR” or if you wish to vote against any of the resolutions, please insert a “✔” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “✔” in the box marked “ABSTAIN”. If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM. The shares abstained will be counted in the calculation of required majority.

6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7.	To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.

8.	A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9.	This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 8.

10.	Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.

11.	“Accumulative voting” will be used in respect of Resolutions no. 3.00, no. 4.00 and no. 5.00 whereas other Resolutions will be voted by normal voting.

In “accumulative voting” for every share held by a shareholder who participates in the voting, the shareholder will have the same number of voting rights which equals the number of directors/supervisors to be elected. Such shareholder may cast all his votes on one single candidate or different candidates separately. Accumulative voting will be used in carrying out the voting and the counting of voting results in respect of Resolutions no. 3.00, no. 4.00 and no. 5.00.

Set out below is an example illustrating the voting method using accumulative voting in respect of Resolution no. 3.00. Please fill in your intention of voting in accordance with the following instructions:

(i)	In relation to Resolution no. 3.00, for every share held by you, you will have the same number of voting rights which equals the number of directors to be elected. For example, if you are holding 1 million shares and three directors are to be elected at the Meeting, the aggregate number of votes which you will have will be 3 million (i.e. 1 million shares x 3 = 3 million voting shares) for Resolution no. 3.00.

(ii)	You may cast on every candidate such votes which represent the same number of shares held by you; or cast all your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on one candidate. If you wish to cast equal number of votes to each candidate for director, please tick in the boxes marked “FOR”, “AGAINST” or “ABSTAIN” as appropriate. Otherwise, please specify the number of votes cast for each of the three candidates for director in the boxes marked “FOR”, ”AGAINST” or “ABSTAIN”. For example, if you are holding 1 million shares, the number of your votes regarding Resolution no. 3.00 is 3 million. You may choose to cast the 3 million votes equally among the three candidates (FOR, AGAINST or ABSTAIN); or to cast all your 3 million votes on one candidate (FOR, AGAINST or ABSTAIN); or cast 1.5 million votes to candidate A for director (FOR, AGAINST or ABSTAIN), 0.5 million votes to candidate B for director (FOR, AGAINST or ABSTAIN), and cast 1.0 million votes to candidate C for director (FOR, AGAINST or ABSTAIN), etc.

(iii)	Where the total number of votes cast by a shareholder for one or several of the candidate(s) of directors is in excess of the number of votes carried by the total number of shares held by him, the votes cast by the shareholder shall be invalid, and the shareholder shall be deemed to have waived his voting rights. Where the total number of votes cast for one or several candidate(s) of directors by a shareholder is less than the number of votes carried by the total number of shares held by such shareholder, the votes cast by the shareholder shall be valid, and the voting rights attached to the shortfall between the votes actually cast and the votes which the shareholder is entitled to cast shall be deemed to have been waived by the shareholder.